FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                                For 27 June 2003
                         Commission File Number 0-30358

                                  ebookers plc
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F ____


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                         Yes                       No     |X|__
                             -------                    ----------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection
                              with Rule 12g3-2(b):

                                 Not applicable.
Enclosures:

London Stock Exchange - AGM and trading       26 June 2003              3 inc
statement


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FINAL

                     ebookers plc AGM and trading statement


26 June 2003: - ebookers plc, the pan-European online travel agency, today holds its Annual General Meeting. At the meeting, Dinesh Dhamija, the CEO and Chairman, will give an update on the integration of Travelbag Holdings into ebookers plc's UK business.

He will report that ebookers is on track to deliver cost synergy targets and that early results from the installation of ebookers' booking engines on the Travelbag and Bridge the World websites are encouraging. For example, in January 2003, before acquisition, 16% of Travelbag's passenger bookings were web-enabled, compared to 31% from June 1st to 22nd.

Mr Dhamija will also report that current trading for the ebookers plc group is in line with Directors' expectations, and that ebookers will issue its financial results for the second quarter and half year on August 4th.

Dinesh Dhamija, CEO ebookers plc comments:

"ebookers plc entered the FTSE 250 this month, a further endorsement of the growing strength of our business model. The integration of Travelbag into our UK business is key to group profitability and I am pleased to be able to report that this process is making rapid advance in such a short space of time."



                                    --ends--
For further information:
ebookers plc
Oliver Strong                                             +44 (0) 20 7489 2239
oliver.strong@ebookers.com                                +44 (0) 7771 934 153
--------------------------

Cubitt Consulting (UK)
Peter Ogden                                               +44 (0) 20 7367 5117
peter.ogden@cubitt.com

About ebookers plc
ebookers is a leading pan-European online travel agency with websites in 12 European countries - UK, France, Ireland, Austria, Germany, Spain, Holland, Switzerland, Sweden, Denmark, Norway, and Finland. It specialises in the mid- and long-haul modular leisure segments of the European travel industry. It also specialises in selling discount merchant fares, which are negotiated directly with leading travel suppliers in order to help them sell their excess capacity without damaging their pricing structure and brands. ebookers has a low-cost BPO facility in New Delhi, India with a staff of over 400, which carries out 14 separate functions from email sales to software development. The Company has a multi brand marketing strategy. Its brands include ebookers.com, Flightbookers, Travelbag, Travelbag Adventures Bridge the World, and MrJet. ebookers plc is listed on the London Stock Exchange and the Nasdaq in the United States of America.

Forward Looking Statements
Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, the company's ability to identify, acquire and integrate its potential subsidiaries across Europe, its ability to significantly increase its online revenues and sales volumes, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in its gross mark up or in commission rates, unforeseen events affecting the travel industry, and the company's dependence on its ability to establish its brand. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents ebookers plc files from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange the Nasdaq National Market and applicable law, ebookers plc undertakes no obligation to update publicly or revise any forward-looking statements.



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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                     ebookers plc


Dated:  June 27 2003
                                                     Nigel Addison Smith
                                                     Chief Financial Smith